One Clyde Street, Box 83
Golf, Ill  60029

One eCommerce
Harry Nass
President
C o r p o r a t i o n

May 8, 2009

VIA OVERNIGHT DELIVERY AND BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention: Ms. Jackson

Re:          One eCommerce Corporation
CIK 0001425919
Registration Form 10-12(b)

Dear Ms. Jackson:

In accordance with Rule 477 promulgated under the Securities Act of 1933, One eCommerce Corporation,  (the “Company”) hereby requests that the Company’s Registration Statement on Form10-12(b) (File number 001-34048,  the “Registration Statement”), and all exhibits thereto filed on May 6, 2008, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because it was filed through EDGAR with an incorrect suffix of 12(b).  The company is re-filing the registration Form 10 with the correct suffix of 12-(g).

Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (210) 224-2429.

Sincerely,

 /s/ Harry Nass_______________________
Harry Nass, President
One eCommerce Corporation

Cc:           John Welch, Chairman